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Exhibit 12.01

Statement Regarding Computation of Ratios (in thousands, except ratios)

	Fiscal Year Ended March 31,					Nine Months Ended December 31,
	1997	1998	1999	2000	2001	2000	2001
						(unaudited)
Fixed charges:
Interest expense, including amortization of debt expense	$2,744	$12,402	$12,103	$11,577	$11,852	$9,006	$9,450
Portion of rent deemed to be interest	1,710	1,980	1,110	390	930	828	1,368
Total fixed charges	4,454	14,382	13,213	11,967	12,782	9,834	10,818
Earnings (loss):
Income (loss) from continuing operations before income taxes	187,697	236,412	11,893	237,356	114,794	137,798	(110,496)
Fixed charges per above	4,454	14,382	13,213	11,967	12,782	9,834	10,818
Total earnings (loss)	192,151	250,794	25,106	249,323	127,576	147,632	(99,678)
Ratio of earnings to fixed charges	43.14x	17.44x	1.90x	20.83x	9.98x	15.01x	—
Deficiency of earnings available to cover fixed charges	—	—	—	—	—	—	$110,496

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Statement Regarding Computation of Ratios (in thousands, except ratios)